SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer: Pixelworks, Inc.

Title of Class of Securities: Common Stock

CUSIP Number:

72581M305

Date of Event Which Requires Filing of this Statement: September 30, 2024

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No.: 72581M305

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alex Cushner
2.	CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP A. ☐ B. ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OF PLACE OF ORGANIZATION California

(For questions 5- 8, report the number of shares beneficially owned by each reporting person with:)	5.	SOLE VOTING POWER 172,300
	6.	SHARED VOTING POWER 3,296,186
	7.	SOLE DISPOSITIVE POWER 172,300
	8.	SHARED DISPOSITIVE POWER 3,296,186

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,486
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12.	TYPE OF REPORTING PERSON IA

Item 1(a) - Name of Issuer:

Pixelworks, Inc.

Item 1(b) - Address of Issuer’s Principal Executive Offices:

16760 Upper Boones Ferry Road, Suite 101

Portland, OR 97224

Item 2(a) - Name of Person Filing:

Alex Cushner

Item 2(b) – Address of Principal Business Office or, if none, residence:

30 Sarah Drive

Mill Valley, CA 94941

Item 2(c) – Citizenship:

California

Item 2(d) - Title of Class of Securities:

Common Stock

Item 2(e) - CUSIP Number

72581M305

Item 3 - Type of Filing:

This statement is being filed pursuant to Rule 13d-1. An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4 - Ownership:

(a)	Amount Beneficially Owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct to vote:

(ii)	shared power to vote or direct to vote:

(iii)	sole power to dispose of or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

Comments:

The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this Item 4.

Item 5 - Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

As reported above, Mr. Cushner is deemed to beneficially own 3,296,186 shares held in client accounts over which he holds discretionary authority. The respective clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Cushner declares that his discretionary authority in respect of these shares shall not be construed as an admission that he is the beneficial owner thereof.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8 - Identification and Classification of Members of Group:

Not applicable

Item 9 - Notice of Dissolution of Group:

Not applicable

Item 10 - Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30th, 2024

By	/s/ Alex Cushner
Name: Alex Cushner